Exhibit 11

                        THE VILLAGE GREEN BOOKSTORE, INC.

                    COMPUTATION OF EARNINGS PER COMMON SHARE


                                   Three Months Ended        Six Months Ended

                                     August 3, 1997           August 3, 1997
                                 ----------------------    ---------------------

Primary Earnings Per Share (1)
------------------------------

Net Loss After Taxes                      $  (380,609)             $  (704,887)

Weighted Average
    Common Shares
Outstanding                                  3,741,355                3,741,355

Primary Loss Per Share                   $      (0.10)            $      (0.19)


(1) Warrants and options, which are potentially dilutive, were not considered in the calculations because these items were anti-dilutive due to the net losses incurred during the reporting period.





















                                      14